EXHIBIT 99.1

ROSETTA GENOMICS LTD.
10 Plaut St., Science Park
Rehovot, 76706
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On December 18, 2008

Notice is hereby given that the 2008 Annual General Meeting (the “Annual Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli company, will be held at the offices of Yigal Arnon & Co., Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel on Thursday, December 18, 2008, at 11:00 a.m. (Israel time) for the following purposes:

(1)	To amend the Company’s Articles of Association to provide for a mechanism under which all non-external directors are nominated and elected annually by the shareholders in lieu of a staggered board of directors as currently set forth in the Company’s Articles of Association.
(2)	In the event that the matter set forth above in Section 1 is not approved by the special required majority for such proposal, then the following proposal will be presented to the Company’s Shareholders: To re-elect the Company’s Chairman of the Board of Directors, Mr. Yoav Z. Chelouche, to serve as a Class I director of the Company until the 2011 Annual General Meeting in accordance with the Company’s Articles of Association as currently in effect;
(3)	To approve the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008 and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting and to authorize the Board of Directors of the Company, upon recommendation of the Audit Committee, to fix remuneration of said firm; and
(4)	To report on the business of the Company for the year ended December 31, 2007 (including a review of the 2007 financial statements) and to transact such other business as may properly come before the Annual Meeting.

Shareholders of record at the close of business on November 13, 2008, are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person.

Shareholders who do not expect to attend the Annual Meeting in person are requested to mark, date, sign and mail the proxy card to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order to be qualified to participate in the Annual Meeting.

By Order of the Board of Directors,

Yoav Z. Chelouche
Chairman of the Board
November 11th, 2008

PROXY STATEMENT
ROSETTA GENOMICS LTD.
10 Plaut St., Science Park
Rehovot, 76706
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On December 18, 2008

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Rosetta Genomics Ltd. (the “Company”) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 18, 2008, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of business on Thursday, November 13, 2008.

As of October 1, 2008, we had outstanding 12,171,932 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about November 13, 2008. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. These proxy materials shall also be filed on a form 6-K and will be available on the Company’s website www.rosettagenomics.com on or around November 11, 2008. Signed proxy cards may be delivered to the Company through the office of its transfer agent, American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting or to the Company’s Legal Department by email at: proxy2008@rosettagenomics.com.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no specific instruction is given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR each proposal set forth in the Notice of Meeting. We are not aware of any other matters to be presented at the Annual Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, Attention: General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Annual Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall stand adjourned for one week, until December 25, 2008 at the same time and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Annual Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposal 1 requires the approval of the greater of (i) holders of not less than seventy-five percent (75%) of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company voting on such matter at a General Meeting

Proposal 2 shall be presented at the Annual Meeting only if the special required majority for Proposal 1 was not received, and such Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. If Proposal 1 is duly adopted at the Annual Meeting, then the votes already cast by proxy for Proposal 2 shall be null and void.

Proposal 3 to be presented at the Annual Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 1, 2008, the number of ordinary shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares. The information in this table is based on 12,171,932 ordinary shares outstanding as of October 1, 2008. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of October 1, 2008 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding ordinary shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(4)	Percentage of Outstanding Ordinary Shares
Isaac Bentwich, M.D.(2)	1,899,343	15.6%
Highbridge International LLC(3)	797,956	6.5%

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.
(2)	Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and (iv) 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.
(3)	Based solely on a Schedule 13G/A filed with the SEC on January 30, 2008. Consists of shares owned by Highbridge International LLC. Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owner of the 797,956 ordinary shares owned by Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the Ordinary Shares owned by Highbridge International LLC. The address for each of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Master L.P., and Highbridge GP, Ltd. is: c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address for each of Highbridge Capital Management, LLC, Highbridge Capital L.P., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca is: c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.
(4)	Our ordinary shares are traded on the NASDAQ Global Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns although generally any shareholder that beneficially owns 5% or more of our outstanding ordinary shares in required to file a schedule 13D or schedule 13G with the SEC.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — CANCELLATION OF STAGGERED BOARD

Background

The Company’s Articles of Association provide that the members of our Board of Directors, apart from our external directors, are divided into three classes staggered over three-year terms. At each Annual General Meeting, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. The term of Mr. Nathan Hod, the Company's only Class 1 director, ends at this Annual Meeting. Mr. Hod has informed the Company that he does not intend to submit his candidacy for re-election.

In order to simplify the mechanism for electing non-external directors to our Board of Directors, it is proposed to cancel the staggered board mechanism provided in Article 39(a) of the Company’s Articles of Association. Accordingly, you are being asked to approve an amendment to the Company's Articles of Association whereby Article 39(a) will be replaced in its entirety with the following language:

“39(a) Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.”

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION
AT THE MEETING:

“RESOLVED, that Article 39(a) of the Company's Articles of Association be replaced in its entirety as set forth above in this Proxy Statement”.

The approval of the greater of (i) holders of not less than seventy-five percent (75%) of the voting power represented at a meeting in person or by proxy and voting thereon, or (ii) holders of a majority of the outstanding voting power of all shares of the Company voting on such matter at a General Meeting is required for the approval of this resolution

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE AMENDMENT OF THE COMPANY’S AMENDED ARTICLES OF ASSOCIATION AS DESCRIBED IN THIS PROPOSAL ONE.

PROPOSAL TWO — RE-ELECTION AS CLASS I DIRECTOR

Background

In light of the special majority required for the approval of Proposal 1, the Board of Directors has considered the implications of such Proposal not receiving the special majority it requires, and has decided to put forward this Proposal 2, which will be required only if Proposal 1 does not receive the required special majority. If Proposal 1 is duly adopted, then the votes already cast by proxy for this Proposal 2 shall be null and void.

Following the Annual Meeting, our Board of Directors shall consist of seven directors. Our Amended and Restated Articles of Association provide that the Board of Directors may consist of up to eleven directors and not less than two directors. Also, our Articles of Association provide that if the number of directors constituting the Board of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible.

As of the date of this Proxy Statement, the Company’s directors are divided among the following classes:

•	Class I: Nathan Hod currently serves as the only Class 1 director, and his term expires at the upcoming annual general meeting of shareholders to be held in December 2008;

•	Class II: Dr. Simcha Sadan, Yoav Z. Chelouche and Dr. Joshua Rosensweig currently serve as Class 2 directors, and their terms expire at the annual general meeting of shareholders to be held in 2009; and
•	Class III: Prof. Moshe Many and Dr. Isaac Bentwich currently serve as Class 2 directors, and their terms expire at the annual general meeting of shareholders to be held in 2010.

Hence, if Proposal I is not approved at the Annual Meeting, because Nathan Hod had informed the Company that he does not intend to stand for re-election, following the Annual Meeting the Company’s directors will be divided as follows: 0 Class I directors, 3 Class II directors and 2 Class III directors. In order to comply with the Company’s Articles of Association, Mr. Yoav Z. Chelouche, the current Class II director and Chairman of our Board of Directors, is nominated for re-election by the shareholders as a Class I director instead of his membership as a Class II director. If re-elected at this Annual Meeting, Mr. Chelouche will serve until the 2011 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999.

Class I Director Nominee

Mr. Yoav Z. Chelouche has served as Chairman of our board of directors since April 2006, and as a member of our board of directors since 2003. Mr. Chelouche has over 20 years of experience in leadership and management within the high technology sector. Since 2001, Mr. Chelouche has been a managing partner of Aviv Venture, an Israel-based technology venture capital fund. From 1995 to 2001, he served as President and Chief Executive Officer of Scitex Corp., a leader in digital imaging and printing systems. From 1980 to 1995, he held several management positions at Scitex, including Vice President, Strategy and Business Development, Vice President Marketing and Vice President, Finance — Europe. Mr. Chelouche holds an MBA from INSEAD, Fontainebleau, France and a B.A. in Economics and Statistics from Tel Aviv University, Israel.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION
AT THE MEETING:

“RESOLVED, to re-elect Mr. Yoav Z. Chelouche, as a Class I director, to serve until the 2011 annual general meeting of shareholders instead of his membership as a Class II director, or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE RE-ELECTION OF MR. YOAV Z. CHELOUCHE, AS A CLASS I DIRECTOR, TO SERVE UNTIL THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS INSTEAD OF HIS MEMBERSHIP AS A CLASS II DIRECTOR, OR UNTIL HIS SUCCESSOR IS ELECTED AND QUALIFIED, OR UNTIL SUCH DIRECTOR’S OFFICE IS VACATED IN ACCORDANCE WITH THE COMPANY’S ARTICLES OF ASSOCIATION AND THE ISRAELI COMPANIES LAW-1999.

PROPOSAL THREE — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Audit Committee of the Board of Directors, is submitting for approval of its shareholders the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending December 31, 2008, and to serve as its independent registered public accounting firm until the next Annual General Meeting. The Company is also submitting for approval of its shareholders the authorization of the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the independent registered public accounting firm as provided by the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Representatives of Kost, Forer, Gabbay and Kasierer will not be present at the Annual Meeting.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION
AT THE MEETING:

“RESOLVED, to approve the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2008, and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER (A MEMBER OF ERNST & YOUNG GLOBAL), AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

REPORT OF THE BOARD OF DIRECTORS ON THE BUSINESS OF THE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND REVIEW OF THE 2007
FINANCIAL STATEMENTS

In accordance with Section 60(b) of the Israeli Companies Law-1999, at the Annual Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the Company’s annual report for 2007 will be reviewed and discussed.

The Annual Report on Form 20-F of the Company for the year ended December 31, 2007, which includes the audited consolidated financial statements of the Company, is available on the Company’s website, at www.rosettagenomics.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice of Meeting and this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the Annual Meeting. Accordingly, the only items of business that our Board of Directors intends to present at the Annual Meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By Order of the Board of Directors,

Yoav Z. Chelouche
Chairman of the Board

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ROSETTA GENOMICS LTD.

DECEMBER 18, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

ROSETTA GENOMICS LTD.

For the Annual General Meeting of Shareholders
To Be Held On THURSDAY, DECEMBER 18, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints Tami Fishman, Adv. of the Company with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co. located at Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel, on Thursday, December 18, 2008 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2 and 3.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1. TO APPROVE that Article 39(a) of the Company's Articles of Association be replaced in its entirety as set forth above in this Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐
2. TO APPROVE to re-elect Mr. Yoav Z. Chelouche, as a Class I director, to serve until the 2011 annual general meeting of shareholders instead of his membership as a Class II director, or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Israel Companies Law-1999.	FOR ☐	AGAINST ☐	ABSTAIN ☐
3. TO APPROVE the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008, and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting, and to authorize of the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services.	FOR ☐	AGAINST ☐	ABSTAIN ☐
THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: FOR PROPOSALS 1, 2 and 3 AND AS THE PROXY HOLDERS DEEM ADVISABLE ON SUCH OTHER MATTERS THAT ARE PROPERLY BROUGHT BEFORE THE MEETING.
PLEASE SIGN EXACTLY AS YOUR NAME APPEARS HEREON. IF THE SHARES ARE REGISTERED IN THE NAME OF TWO OR MORE PERSONS, EACH SHOULD SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS AND ATTORNEYS-IN-FACT SHOULD ADD THEIR TITLES. IF SIGNER IS A CORPORATION, PLEASE GIVE FULL CORPORATE NAME AND HAVE A DULY AUTHORIZED OFFICER SIGN, STATING TITLE. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.
Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.
Dated: , 2008

____________________________________________________________ Signature ____________________________________________________________ Signature